Exhibit 99.1

Novartis AG ("Novartis"), Novartis Corporation ("Novartis Corp") and Zodnas Acquisition Corp. ("Zodnas") each disclaim any beneficial ownership of the Common Stock of the Issuer and pursuant to Exchange Act Rule 16a-1(a)(4), this filing shall not be deemed an admission by either Novartis, Novartis Corp or Zodnas of beneficial ownership of any Common Stock. Novartis, Novartis Corp and Zodnas are filing this Form 3 because Novartis, Novartis Corp and Zodnas are filing with the Securities and Exchange Commission a Schedule 13D with respect to the Common Stock of the Issuer.

On February 20, 2005, Novartis Corp, Santo Holding (Deutschland) GmbH and Novartis (as guarantor) entered into an Agreement for Purchase and Sale of Stock (the "Santo Stock Purchase Agreement") relating to the purchase by Novartis Corp (or its designee) of 60,000,000 shares of Common Stock of the Issuer representing approximately 67.5% of the outstanding shares of Common Stock of the Issuer. If Zodnas purchases any shares of Common Stock of the Issuer, Zodnas will become the direct beneficial owner of the shares and Novartis Corp and Novartis will become the indirect beneficial owners. If Novartis Corp purchases any shares of Common Stock of the Issuer, Novartis Corp will become the direct beneficial owner of the shares, and Novartis will become an indirect beneficial owner.

On February 16 and 17, 2005, Novartis (Deutschland) GmbH ("Novartis Deutschland") and Novartis (as guarantor) entered into the Hexal Purchase Agreement (as defined in the Santo Stock Purchase Agreement) relating to the acquisition of shares in A+T Vermogensverwaltung GmbH as well as partnership interests in A+T Holding GmbH & Co. KG (the "Hexal Business"). In connection with the purchase of the Hexal Business, Novartis Deutschland will acquire 132,122 shares of Common Stock of the Issuer currently held by the companies comprising the Hexal Business, which represents approximately .1% of the outstanding shares of Common Stock. Novartis will become the indirect beneficial owner of any shares of Common Stock of the Issuer owned by Novartis Deutschland.

For further information, refer to our Schedule 13D filed with the Securities and Exchange Commission.